Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ensco plc:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-174611, 333-58625, 033-40282, 333-97757, 333-125048, 333-156530, and 333-181593) and on Form S-3 (No. 333-179021) of Ensco plc of our reports dated February 26, 2014, except for Notes 1, 2, 10, 11, 13, 14, 15, 16, and 17, as to which the date is September 22, 2014, with respect to the consolidated balance sheets of Ensco plc as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of Ensco plc.

/s/ KPMG LLP
Houston, Texas
September 22, 2014